Exhibit 99.2

CLARIVATE ANALYTICS PLC

Consolidated Balance Sheet

(Dollars in actuals)

Shareholders’ Equity:
	March 31, 2019	January 31, 2019
	(Unaudited)
Ordinary shares, no par value, 2 issued and outstanding (unlimited shares authorized)	$2.00	$2.00
Ordinary shares receivable	(2.00)	(2.00)
Total Shareholders’ Equity	$0.00	$0.00

The accompanying notes are an integral part of these interim consolidated financial statements.

CLARIVATE ANALYTICS PLC

Notes to the Consolidated Balance Sheet

Note 1:    Background and Nature of Operations

Clarivate Analytics Plc (“the Company”) was incorporated as a Jersey limited company on January 7, 2019. Pursuant to the definitive agreement entered into to effect a merger between Camelot Holdings (Jersey) Limited and Churchill Capital Corp (the “Transaction”), the Company was formed for the purposes of completing the Transaction and related transitions and carrying on the business of Camelot Holdings (Jersey) Limited, and its subsidiaries. In conjunction with the Transaction with Churchill Capital Corp, the Company will be the sole managing member of Camelot Holdings (Jersey) Limited, and is expected to operate and control all the business and affairs of Camelot Holdings (Jersey) Limited, and through Camelot Holdings (Jersey) Limited and its subsidiaries.

Note 2:    Basis of Presentation and Accounting

The balance sheet is presented in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows have not been presented because there have been no activities in this entity as of March 31, 2019.

Basis for Consolidation

The consolidated balance sheet includes the accounts of the Company and its wholly owned subsidiaries, Camelot Merger Sub (Jersey) Limited and CCC Merger Sub, Inc. The Company, Camelot Merger Sub (Jersey) Limited, and CCC Merger Sub, Inc. did not have any operations as of March 31, 2019.

Note 3:    Summary of Significant Accounting Policies — Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Note 4:    Shareholders’ Equity

There is no limit on the number of shares of any class, no par value, the Company is authorized to issue. On January 9, 2019, the Company issued 2 ordinary shares; 1 to Onex Partners IV LP, and 1 to Onex Partners IV GP LP, who each agreed to pay $1.00 per share. The ordinary shares receivable is reflected as a reduction to shareholders’ equity. As of March 31, 2019 and January 31, 2019, 2 shares were issued and outstanding.

Note 5:    Subsequent Events

On May 13, 2019, the Transaction as described in Footnote 1 to the financial statements with Churchill Capital Corp has closed, and the Company has exchanged equity interests with Camelot Holdings (Jersey) Limited, which is now a 100% consolidated subsidiary of the Company.

The Company has evaluated the impact of events that have occurred subsequent to March 31, 2019 through May 14, 2019. Based on this evaluation other than recorded or disclosed within these consolidated financial statements and related notes, the Company has determined no other events were required to be recognized or disclosed.